SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

CHARITABLE GIVING BENEFIT RIDER

This rider is part of the Policy to which it attaches and is effective as of the Policy Date, unless another date is specified in Section 1 of the Policy. It is part of, and subject to, the other terms and conditions of the Policy. If the terms of this rider and the Policy conflict, this rider’s provisions will control.

Benefit
If the Policy Proceeds become payable while this rider is in force, the Charitable Gift Amount will be paid to the Charitable Beneficiary. The Charitable Gift Amount and the Charitable Beneficiary in effect on the Policy Date are shown in Section 1 of the Policy.

Charitable Beneficiary
The Charitable Beneficiary may be any organization considered exempt from federal taxation under Section 501(c) of the Internal Revenue Code and is listed in Section 170(c) of the Internal Revenue Code as an authorized recipient of charitable contributions. If the Charitable Beneficiary is not in existence at the time the Charitable Gift Amount is payable, the Owner (or the Owner’s estate representative, if the Owner is the Insured) will name a new Charitable Beneficiary to whom the Charitable Gift Amount will be payable.

Rider Cost and Availability
There is no cost for this rider. This rider will be issued as an attachment to your Policy if your Specified Face Amount is an amount that meets our underwriting guidelines for issuance of this rider. You must exercise the option to attach this rider to your Policy at the time you first become eligible for this rider.

Changes
The Charitable Gift Amount will change if a requested increase or decrease in the Specified Face Amount is processed.

The Charitable Beneficiary may be changed once each Policy Year by written request. The change will take effect on the Monthly Anniversary Day following the date we approve the request.

Termination
The rider will terminate on the earliest of:

1.	the date we receive your written request for rider termination; or
2.
the date we process a Specified Face Amount decrease which lowers the Specified Face Amount to a level at which you would have been ineligible for this rider pursuant to our underwriting guidelines in effect at the time of decrease; or

3.	the date the Policy terminates.

[Missing Graphic Reference]
[Robert C. Salipante], [President]